October 6, 2006

Mr. Jeffrey Shady
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

    Re:      American Business Holdings Inc.
            Amendment No. 3 to Registration Statement on Form SB-2
            File No. 333-132429
            Filed on September 18, 2006

Dear Mr. Shady:

We represent American Business Holdings, Inc. (the “Company”). We are in receipt of your letter dated September 29, 2006 regarding the above referenced filing and the following sets forth the Company’s responses thereto:

Risk Factors, page 2

We must comply with numerous environmental, health and safety laws and regulations…page 3

1.	We note your response to prior comment 2 and the revised disclosure on page 3. In light of your revised disclosure, we have the following comments:

•
We note your statement that the government owned and sanctioned landfill does not have a liability structure for non-hazardous waste which is what is typically generated by Tissakin. Please revise to clarify whether Tissakin generates any hazardous waste and tell us whether the DRC imposes any liability on you with respect to alleged contamination of any sites you own.

•
We note your revised disclosure that Tissakin has been granted no objection certificate from Ministry of environment & health and safety procedures are followed as per the guidelines of the ministry of industries. Please revise to explain what a “no objection certificate” is and the frequency with which such inspections are made.

•
We note your statement that “[s]ince Tissakin is already complying with all these laws relating to environment, health and safety, its net income is unlikely to materially affected by the increase in these costs in the future.” This statement implies that there is no risk of future violations or liabilities. In light of the fact that these assumptions are subject to change and your anticipated expansion into new products such as plastic containers, this statement appears to be unsupportable. Please remove this statement or review accordingly.

ANSWER:         This section of the registration statement has been revised accordingly.

Management’s Discussion and Analysis, page 13

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total Expenses, page 14

2.
We note that you experienced an increase in travel and entertainment expenses and professional fees in 2005, as compared to the prior year. Please elaborate upon specifically what caused the increase and if the increase is indicative of future trends in the business. Refer to Item 303(b) of Regulation S-B.

ANSWER:          This section of the registration statement has been revised accordingly.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Gross Revenues, page 15

3.
Please clarify whether the $1 million in sales are to a new existing customer and identify this customer. Also, your disclosure should indicate whether this represents a one time event or if sales to this customer are expected to continue at this level.

ANSWER:          This section of the registration statement has been revised accordingly.

4.
You disclose that only one customer represents more than 10% of the Company’s total sales, but we note from page 13 that there are several significant clients which appear to account for at least 10% of sales. Please clarify this discrepancy to us and disclose the total amount of revenues derived from any customer that represents 10% or more of total sales. Refer to paragraph 39 of SFAS 131.

ANSWER:         The discrepancy has been corrected in the registration statement. The footnotes to the financial statements have been revised to be consistent with disclosure elsewhere in the registration statement.

5.	Please expand your discussion of the reasons beyond the increase in cost of revenue. Your statement that the increase is related “mainly to an increase in gross revenues” is not meaningful disclosure.

ANSWER:          The registration statement has been revised to expand the discussions of the reasons beyond the increase in   cost of revenue.

Report of Independent Registered Public Accounting Firm

6.
Please clarify to us, why the date of the report of your independent registered public accountant related to the December 2005 and 2004 financial statements has changed from the report included in your first amendment relating to the same financial statements.

ANSWER:         The date was inadvertently changed during the filing process of the SB-2 as an error on our part. We have corrected the error and the correct date of the report is March 31, 2006.

Exhibit 23

7.
We note that the consent you filed with Amendment No. 3 to Form SB-2 granted permission to use the independent accountant’s report dated June 9, 2006 in Amendment No. 3 to form SB-2. However, the independent accountant’s report included in Amendment No. 3 to Form SB-2 is dated March 31, 2006. Please ensure that current, signed consents obtained from your auditor and filed with each amendment reference the same report that is included in the amendment.

ANSWER:          Exhibit 23 has been changed to reflect the appropriate date of the independent auditor report as of March 31, 2006.

Signatures

8.	Please revise to specify your principal accounting officer. If this is Mr. Husain, please include this designation under his signature line.

ANSWER:         The registration statement has been amended accordingly to show that Mr. Husain is the principal accounting officer.

Very truly yours,

ANSLOW & JACLIN, LLP

By:     /s/ Gregg E. Jaclin
GREGG E. JACLIN